UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

of the

SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 1, 2001

Wichita Development Corporation

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

0-29383 (Commission File Number)	88-0356200 (IRS Employer Identification Number)

c/o Richard D. Surber, President

268 West 400 South, Suite 300, Salt Lake City, Utah 84101

(Address of principal executive offices)

(801) 575-8073

(Registrant's telephone number, including area code)

ITEM 2. Acquisition or Disposition of Assets

On March 1, 2001, the Registrant entered into a Stock Purchase Agreement with Axia Group, Inc. The terms of the Agreement provide that Registrant will acquire 406,349 restricted shares of the common stock of Axia Group, Inc. in exchange for a cash payment in the amount of $200,000 and the delivery to Axia Group, Inc. of 1,706,702 restricted shares of the common stock of Registrant. The Axia shares were acquired at a price of $0.75 per share, the closing price for these shares on February 27, 2001. Shares of the Registrant were valued at $0.0595 per share for purposes of the transaction

The shares of Axia Group, Inc. acquired by the Registrant were valued at the time of acquisition at $304,761.75. The shares of Registrant issued as part of the acquisition agreement were valued at $0.0595 per share, for a total for the 1,706,702 shares of $104,761.75 and the balance of the purchase price paid in cash was $200,000. The cash was taken from the Registrants funds on deposit in a money market account. This transaction results the Registrant acquiring an additional 8.62% of the issued and outstanding common stock of Axia Group, Inc.

Richard Surber is President of both Axia Group, Inc. and the Registrant. The board of Axia Group, Inc. approved the agreement prior to its execution. Mr. Surber is the sole member of the board of directors for the Registrant and approved the Stock Purchase Agreement in a resolution that disclosed his position as President of Axia Group, Inc. and the resolution has been included in the corporate records of the Registrant. The values assigned to the securities involved in this transaction were determined by either its current market price in Axia's case or by the current book value of the shares in Registrant's case.

ITEM 7. Financial Statements and Exhibits

The following exhibit(s) are included as part of this report:

EXHIBIT PAGE

NO. NO. DESCRIPTION

10(i) 3 Stock Purchase Agreement, March 1, 2001

Axia Group, Inc. and Wichita Development Corporation

Pursuant to the requirement of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wichita Development Corporation

Signature Date

By: /s/ Richard Surber March 1, 2001

Name: Richard Surber

Title: President

N:\Master\Clients\Wichita Development fka CyberBotanical\SEC filings\8-K Axia Share Purchase 3-1-01.wpd

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT ("Agreement") is executed this 1st day of March, 2001 by and between Axia Group, Inc., a Nevada corporation ("Axia"), and Wichita Development Corporation, a Nevada corporation ("WDC").

Recitals

Axia desires to sell and transfer Four Hundred Six Thousand Three Hundred Forty Nine (406,349) restricted shares of the common stock of Axia to WDC and WDC desires to purchase and acquire, Four Hundred Six Thousand Three Hundred Forty Nine (406,349) restricted shares of the common stock of Axia, par value $0.001 per share (the "Shares"), in a private non-registered transaction in exchange for a cash payment of Two Hundred Thousand dollars ($200,000) and the transfer of One Million Seven Hundred Sixty Thousand Seven Hundred Two (1,760,702) restricted shares of the common stock of WDC (the shares of WDC are valued at $0.0595 per share) (the WDC Shares"), representing a purchase price of $0.75 per Axia share of common stock.

Agreement

In consideration of the mutual promises, covenants, and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by all the parties, the parties hereby agree as follows:

1. Purchase and Sale of Shares. Axia agrees to transfer the Shares to WDC, and WDC agrees to acquire the Shares from Axia. Immediately after Axia receives the purchase price from Wichita, it will direct its transfer agent to issue the Shares to WDC.

2. Purchase Price. As consideration for the Shares, WDC shall pay to Axia the sum of Two Hundred Thousand dollars ($200,000) cash and transfer to Axia One Million Seven Hundred Sixty Thousand Seven Hundred Two (1,760,702) restricted shares of WDC common stock, representing a purchase price per Axia share of common stock of $0.75.

3. Representation and Warranties of WDC. WDC represents and warrants that:

a. WDC is an entity incorporated under the laws of the State of Nevada.

b. WDC has such knowledge and expertise in financial and business matters that it is capable of evaluating the merits and substantial risks of the purchase of the Shares and is able to bear the economic risks relevant to the purchase of the Shares hereunder.

c. WDC is relying solely upon independent consultation with its professional, legal, tax, accounting and such other advisors as WDC deems to be appropriate in purchasing the Shares; WDC has been advised to, and has consulted with, its professional tax and legal advisors with respect to any tax consequences of purchasing the Shares.

  WDC has valid title to the WDC Shares which it is transferring to Axia pursuant to this Agreement. There are no claims, liens, security interests, or other encumbrances upon the WDC Shares.

  All corporate action on the part of WDC required for the lawful execution and delivery of this Agreement and the issuance, execution and delivery of the WDC Shares has been duly and effectively taken. Upon execution and delivery, this Agreement will constitute a valid and binding obligation of WDC, enforceable in accordance with its terms, except as the enforceability may be limited by applicable bankruptcy, insolvency or similar laws and judicial decisions affecting creditors' rights generally

f. WDC understands that Axia is relying upon WDC's representations and warranties as contained in this Agreement in consummating the sale and transfer of the Shares. Therefore, WDC agrees to indemnify Axia against, and hold it harmless from, all losses, liabilities, costs, penalties and expenses (including attorney's fees) which arise as a result of a sale, exchange or other transfer of the Shares other than as permitted under this Agreement.

4. Representations and Warranties of Axia. Axia represents and warrants that:

a. Axia is a corporation duly organized and validly existing under the laws of the State of Nevada.

b. Axia has valid title to the Shares which it is transferring to WDC pursuant to this Agreement. There are no claims, liens, security interests, or other encumbrances upon the Shares.

  Axia is relying solely upon its independent consultation with its professional, legal, tax, accounting and such other advisors as Axia deems to be appropriate in transferring the Shares; Axia has been advised to, and has consulted with, its professional tax and legal advisors with respect to any tax consequences of transferring the Shares.

d. All corporate action on the part of Axia required for the lawful execution and delivery of this Agreement and the issuance, execution and delivery of the Shares has been duly and effectively taken. Upon execution and delivery, this Agreement will constitute a valid and binding obligation of Axia, enforceable in accordance with its terms, except as the enforceability may be limited by applicable bankruptcy, insolvency or similar laws and judicial decisions affecting creditors' rights generally.

5. Survival of Representations, Warranties and Covenants.

The representations, warranties and covenants made by Axia and WDC in this Agreement shall survive the purchase and sale of the Shares.

6. Miscellaneous.

a. In the event any one or more of the provisions contained in this Agreement are for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement. This Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

b. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns. The parties hereto may not transfer or assign any part of their rights or obligations except to the extent expressly permitted by this Agreement.

c. This Agreement constitutes the entire agreement and understanding between the parties with respect to the sale of the Shares and may not be modified or amended except in writing signed by both parties.

d. No term or condition of this Agreement shall be deemed to have been waived nor shall there be any estoppel to enforce any provision of this Agreement except by written instrument of the party charged with such waiver or estoppel.

e. The validity, interpretation, and performance of this Agreement shall be governed by the laws of the State of Utah, without regard to its law on the conflict of laws. Any dispute arising out of this Agreement shall be brought in a court of competent jurisdiction in Salt Lake County, State of Utah. The parties exclude any and all statutes, laws and treaties which would allow or require any dispute to be decided in another forum or by other rules of decision than provided in this Agreement.

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the day and year first appearing herein.

Axia Group, Inc. _/s/__Gerald Einhorn_________ Gerald Einhorn, Vice-President	Wichita Development Corporation _/s/__Richard Surber_____________ Richard Surber, President